Lianhe Sowell International Group Ltd

Shenzhen Integrated Circuit Design Application Industry Park, Unit 505-3

Chaguang Road No. 1089

Nanshan District, Shenzhen, China

March 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Lianhe Sowell International Group Ltd
Registration Statement on Form F-1, as amended (File No. 333-279303) Request For Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lianhe Sowell International Group Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on March 31, 2024, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the Company’s U.S. securities counsel, Anna J. Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,
Lianhe Sowell International Group Ltd

By:	/s/ Yue Zhu
Name:	Yue Zhu
Title:	Chief Executive Officer